UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.__________________________)

ALMADEN MINERALS LTD.

_______________________________________________________

(Name of Issuer)

Common Shares

_______________________________________________________

(Title of Class of Securities)

020283107

_______________________________________________________

(CUSIP Number)

Duane Poliquin, 1103-750 W Pender St., Vancouver, B.C., Canada  V6C 2T8

_______________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Communications)

September 15, 2008

________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

CUSIP Number:  020283107

1.

Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).

James Duane Poliquin

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [   ]

(b)      [   ]

3.

SEC Use Only  ___________________________________________________________

4.

Source of Funds (See Instructions)

PF

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   [    ]

6.

Citizenship or Place of Organization

Canadian

Number of

7.

Sole Voting Power  - 3,044,737

Shares

Beneficially

8.

Shared Voting Power   -  69,300

Owned by Each

Reporting

9.

Sole Dispositive Power  - 3,044,737

Person With

10.

Shared Dispositive Power  - 69,300

11.

Aggregate Amount Beneficially Owned by Each Reporting Person   - 3,114,037

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [    ]

13.

Percent of Class Represented by Amount in Row (11)  - 6.8%

14.

Type of Reporting Person (See Instructions)

IN

CUSIP Number:  020283107

Item 1.

Security and Issuer

Common shares of Almaden Minerals Ltd. located at 750 West Pender, Suite 1103, Vancouver, B.C., Canada  V6C 2T8

Item 2.

Identity and Background

(a)

James Duane Poliquin

(b)

750 West Pender, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(c)

Self-employed professional geological engineer, Chairman of the Board and Director of Almaden Minerals Ltd.

(d)

No

(e)

No

(f)

Canadian citizen

Item 3.

Source and Amount of Funds or Other Consideration

Personal funds

Item 4.

Purpose of the Transaction

Transactions in the normal course of business.

Item 5.

Interest in Securities of the Issuer

(a)

3,114,037 (6.8%) including incentive options to acquire 926,000 shares

(b)

sole power to vote and direct the vote and dispose or direct the disposition of  3,044,737 shares, shared power to vote or direct the vote and dispose or direct the disposition of 69,300 shares with:

Judy Poliquin

1987 Acadia Road, Vancouver, B.C.  V6T 1R4

Homemaker

No convictions in criminal proceedings

Not part to a civil proceeding of a judicial or administrative body of competent jurisdiction

Canadian citizen

(c)  10/31/06

acquired 10,000 units (one share and one-half share purchase warrant) @ Cdn. $2.75 per unit in private placement

       02/21/07

exercised 235,792 incentive options into 235,792 shares @ Cdn. $0.55 per share

       10/10/07

sold 1,000 shares @ Cdn. $0.00 per share privately

       10/11/07

sold 5,000 shares @ Cdn. $2.95 per share in the public market

       10/12/07

sold 11,100 shares @ U.S. $3.00 per share in the public market

       10/12/07

sold 3,900 shares @ U.S. $3.05 per share in the public market

       10/16/07

sold 20,000 shares @ U.S. $3.03 per share in the public market

       11/06/07

exercised 5,000 share purchase warrants into 5,000 shares @ Cdn. $2.85 per share

       01/14/08

sold 12,000 shares @ Cdn. $0.00 per share privately

       04/02/08

sold 5,000 shares @ Cdn. $2.36 per share in the public market

       04/07/08

sold 8,000 shares @ Cdn. $2.53 per share in the public market

       04/07/08

sold 3,100 shares @ Cdn. $2.55 per share in the public market

       09/15/08

exercised 324,371 incentive options into 324,371 shares @ Cdn. $0.45 per share

       09/16/08

sold 3,400 shares @ U.S. $0.9882  per share in the public market

       09/16/08

sold 8,000 shares @ Cdn. $1.00 per share in the public market

       09/16/08

sold 3,000 shares @ Cdn. $1.01 per share in the public market

       09/16/08

sold 8,000 shares @ Cdn. $1.02 per share in the public market

       09/16/08

sold 15,000 shares @ Cdn. $1.05 per share in the public market

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

N/A

Item 7.

Material to be Filed as Exhibits

N/A

CUSIP Number:  020283107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2008

DATED:            __________________________

___________

/s/Duane Poliquin

SIGNATURE:  ______________________________________

Duane Poliquin, President

NAME/TITLE:  ___________________________________